Exhibit 2

Members of Group

Deer VIII & Co. Ltd.
Deer VIII & Co. L.P.
Bessemer Venture Partners VIII L.P.
Bessemer Venture Partners VIII Institutional L.P.
Cloud All Star Fund, L.P.
Deer Management Co. LLC